Instrumentarium Corporation

c/o GE Medical Systems

3000 North Grandview Boulevard

Waukesha, Wisconsin 53188

March 19, 2004

OSI Systems, Inc.

12525 Chadron Avenue

Hawthorne, California 90250

Attention: General Counsel

Ladies and Gentlemen:

Reference is hereby made to the Purchase Agreement (the “Purchase Agreement”) dated as of January 2, 2004 between Instrumentarium Corporation (“Instrumentarium”) and OSI Systems, Inc. (the “Acquiror”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

In connection with the Purchase Agreement, Instrumentarium and the Acquiror hereby agree as follows:

1. Instrumentarium holds, directly or indirectly, all of the outstanding shares of or ownership interests in Datex-Ohmeda Pte. Ltd., a Singapore corporation, which entity shall be deemed an Asset Seller under the Purchase Agreement.

2. The Closing Notice was delivered by Instrumentarium to the Acquiror on March 18, 2004 pursuant to Section 2.06(b) of the Purchase Agreement.

3. The certificate of the Secretary of Datex-Ohmeda S.p.A., an Italy società per azioni, shall be delivered by Instrumentarium to the Acquiror promptly following the meeting of the Board of Directors of such entity on March 25, 2004.

4. Instrumentarium shall assume and otherwise be responsible for, and shall indemnify and hold harmless the Acquiror Indemnified Parties in respect of, any bonus payable to any Transferred Employee in respect of 2003 pursuant to the variable incentive program or similar incentive compensation program of Instrumentarium or any of its Affiliates.

5. The Post-Closing Adjustment shall include an adjustment to reflect the difference between (i) the Retention Liability Amount as deducted from the Purchase Price pursuant to Section 2.05 and (ii) the actual Retention Liability Amount determined by Instrumentarium and the Acquiror after the Closing. With respect to any portion of the aggregate Retention Liability Amount payable in local currency, such adjustment shall reflect the exchange rate for such local currency to U.S. dollars in effect on the Closing Date.

6. The Disclosure Schedule is hereby amended and restated in its entirety to read as attached hereto as Exhibit A. The parties acknowledge and agree that, in accordance with Section 11.10 of the Purchase Agreement, Instrumentarium delivered the Disclosure Schedule, as amended and restated hereby, to the Acquiror on March 16, 2004.

7. If any necessary consent or approval in respect of the transfer to OSI of the Transferred Assets held by the Asset Sellers set forth on Exhibit B hereto is not obtained on or before the Closing Date, then the parties agree that Section 8.03 of the Purchase Agreement shall apply in respect of such Transferred Assets.

8. Section 6.01(d) of the Purchase Agreement shall be amended and restated in its entirety to read as follows:

“Success Payments. Instrumentarium agrees to pay to any Transferred Employee any amount (a “Success Payment”) due under any employment contract or retention agreement (including a retention letter) of any Transferred Employee upon the consummation of the transactions contemplated hereby; provided, however, that the Acquiror or one of its Affiliates shall pay to each Transferred Employee set forth in Section 6.01(d) of the Disclosure Schedule the percentage of the Success Payment owing to such Transferred Employee as set forth opposite the name of such Transferred Employee.

9. Instrumentarium and the Acquiror agree to the matters set forth in Exhibit C attached hereto in respect of the products referred to in the Cardiocap/5 Gas Monitor OEM Agreement.

10. Instrumentarium shall indemnify, defend and hold harmless the Acquiror Indemnified Parties against, and reimburse any Acquiror Indemnified Party for, all Losses that such Acquiror Indemnified Parties may at any time incur as a result of or in connection with (i) Section 6 of the Director Agreement dated as of October 3, 2003 between Instrumentarium Corporation, on behalf of [*], and [*]; and (ii) any non-statutory pension or retirement arrangement in effect as of the date hereof under which [*] is or is claimed to be obligated. Instrumentarium shall defend and control any Action related to the foregoing.

Except as expressly amended by this letter agreement, the Purchase Agreement is not otherwise amended or modified and remains in full force and effect in accordance with its original terms (as previously amended in writing prior to the date of this letter agreement).

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IN WITNESS WHEREOF, Instrumentarium and the Acquiror have caused this letter agreement to be executed on the date first written above by their respective duly authorized officers.

INSTRUMENTARIUM CORPORATION

By:	/s/ TERI A. JOHNSON
Name: Teri A. Johnson
Title: CFO, Datex-Ohmeda Inc.

OSI SYSTEMS, INC.

By:	/s/ VICTOR SZE
Name: Victor Sze
Title: Secretary and General Counsel

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